Exhibit 99.1

CORPORATE RELEASE	1 November 2024

Manchester United plc Announces the Appointment of

Rúben Amorim as Head Coach

MANCHESTER, England – (BUSINESS WIRE) –1 November 2024 – Manchester United plc (NYSE: MANU), is delighted to announce the appointment of Rúben Amorim as Head Coach of the men’s first team, subject to work visa requirements.

He will join until June 2027 with a club option of an additional year once he has fulfilled his obligations to his current club. He will join Manchester United on Monday 11 November.

Rúben is one of the most exciting and highly rated young coaches in European football. Highly decorated as both a player and coach, his titles include winning the Primeira Liga twice in Portugal with Sporting CP; the first of which was the club’s first title in 19 years.

Ruud van Nistelrooy will continue to take charge of the team until Rúben joins.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 146-year football heritage we have won 69 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate, and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Contacts

Media:
Toby Craig
Chief Communications Officer
Toby.Craig@manutd.co.uk

Investors:
Corinna Freedman
Head of Investor Relations
Corinna.Freedman@manutd.co.uk